FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

ANNOUNCEMENT ON BULGARIAN TELECOMMUNICATIONS

COMPANY AD TENDER

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

As we previously announced on March 29, 2007, Turkcell, submitted an offer at the tender for the sale of 65% of shares in Bulgarian Telecommunications Company AD (“BTC”) that operates telecommunications infrastructure in Bulgaria, through its subsidiary Turktell Uluslararasi Yatirim Holding A.S..

In this respect, Turkcell has submitted an offer for the tender as per the evaluation based on its business plans; however it has been acknowledged that the highest offer has been submitted by another company.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Öztürkler
Investor Relations	Investor Relations
04.05.2007, 09:30	04.05.2007, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

BoD DECISION DATED MAY 14, 2007

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

As per the resolution of our Board of Directors dated 14 May 2007:

As Mr. Erdal Asim Durukan, a member of the Board of Directors of our Company, resigned from his duty to hold office as a Board of Directors member as of May 14, 2007; it has been decided to elect Mr. Tero Erkki Kivisaari as the new Board Member.

Mr. Kivisaari, who previously held Chief Financial Officer and Vice President positions of TeliaSonera’s operations in Eurasia, has been the President of TeliaSonera’s operations in Eurasia since May 1, 2007.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Orhan Gemicioğlu	Koray Öztürkler
Legal Councel	Investor Relations
14.05.2007, 16:30	14.05.2007, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2007	By:	/s/ Orhan Gemicioğlu
Name: Orhan Gemicioğlu Title: Legal Councel

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2007	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Investor Relations Officer